AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY-MARCH 2007
Full year prospects have been lowered due to the effect of uncommonly weak snow conditions on the winter sports market.

- Due to the exceptionally weak winter season, Amer Sports net sales decreased 9% to EUR 381.8 million (EUR 417.4 million in 2006). Net sales in local currency terms declined by 4%.
- Earnings before interest and taxes (EBIT) amounted to EUR -7.8 million (1.6) and earnings per share to EUR -0.15 (-0.03).
- The full-year earnings forecast will be lowered. Amer Sports net sales are expected to decline slightly in 2007 but EBIT is estimated to reach the previous year's level. The weaker outlook is the result of high inventory levels in the winter sports industry. In addition, the poor snow conditions have created general caution for retail pre-orders regarding both timing and volume. Net sales of Amer Sports winter sports equipment in 2007 are expected to fall about 15-20% short of the previous year. Cash flow from operating activities is forecasted to improve.

EUR million	Q1/2007	Q1/2006	Change %	2006
Net sales	381.8	417.4	-9	1,792.7
Gross profit	143.9	153.8	-6	697.4
EBIT	-7.8	1.6		120.2
Financing income and expenses	-6.8	-4.9		-23.6
Earnings before taxes	-14.6	-3.3		96.6
Net result	-11.0	-2.3		70.5
Earnings per share, EUR	-0.15	-0.03		0.98

Roger Talermo, President and CEO:

"Uncommonly weak snow conditions in nearly every market have affected our Q1 result. Pre-orders will most likely fall clearly short of the previous year. This is due to, among other things, high inventory levels in the winter sports industry and uncertainty regarding the next winter season.

"Our strong brands and cost leadership achieved through synergies provide us with the opportunity to increase our market share and improve profitability in this challenging market. We will continue to forge ahead with developing our winter sports business, achieving our planned synergies and launching innovative new products.

"The beginning of 2007 has otherwise measured up to expectations, and we believe that in this respect we will achieve our full-year objectives. Of our business segments, Salomon apparel and footwear, Precor and Suunto posted solid growth."

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

A combined news conference, conference call and live webcast concerning the first-quarter results will be held on April 25, 2007, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports web site at www.amersports.com.

AMER SPORTS CORPORATION'S INTERIM REPORT, JANUARY-MARCH 2007 (IFRS)

Amer Sports net sales in the January-March period of 2007 decreased 9% to EUR 381.8 million (EUR 417.4 million in 2006). Net sales declined by 4% in local currency terms.

Net sales by business segment were as follows: Salomon 29%, Wilson 43%, Precor 19%, Atomic 3% and Suunto 6%. Salomon's sales declined by 10%, Wilson's by 8% and Atomic's by 47%. Precor's sales were on par with the previous year. Suunto's net sales increased 11%. In local currency terms, Salomon's sales were down 8%, Atomic's 46% and Wilson's 2%. Precor's sales rose by 9% and Suunto's by 16%.

The split of net sales by geographical segment was as follows: the Americas (including Latin America) 54%, EMEA (Europe, Middle East, Africa) 37%, and Asia Pacific 9%. Sales in the Americas declined by 6%, in EMEA by 11% and in Asia Pacific by 14%. In local currency terms, net sales were up 2% in the Americas and down 10% in EMEA and 8% in Asia Pacific.

The Group's EBIT amounted to EUR -7.8 million (1.6).

Earnings before taxes were EUR -14.6 million (-3.3). Earnings per share came in at EUR -0.15 (-0.03). Net financial expenses amounted to EUR -6.8 million (-4.9).

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 8.9 million (4.6). The Group's depreciation was EUR 8.1 million (8.1).

RESEARCH AND DEVELOPMENT

EUR 14.8 million (14.8) was invested in research and development, representing 3.9% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of March was EUR 483.5 million (December 31, 2006: EUR 585.4 million). Net debt declined since the turn of the year primarily due to the seasonality of business operations: sales income in the winter sports business largely comes in during the first quarter.

Net cash flow from operating activities after interest and taxes was EUR 141.3 million (197.9). Net cash flow from operating activities decreased because sales in the 2006/07 winter sports season underperformed the previous season. Net cash flow from investing activities was EUR -7.1 million (-39.7).

Of the EUR 575 million credit facility agreed upon in December 2005, EUR 165 million and USD 100 million had been drawn at the end of the period. The committed unused portion was EUR 325 million. The credit facility will mature at the end of 2011. Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 264.5 million had been used as of March 31, 2007.

Liquid assets amounted to EUR 41.7 million at the end of the period (March 31, 2006: 45.8).

The equity ratio was 34.3% (March 31, 2006: 34.1%) and gearing was 95% (88%).

AMER SPORTS SHARES AND SHAREHOLDERS

At the close of the review period, Amer Sports had 14,400 registered shareholders. Non-Finnish nationals owned 59.92% (55.97%) of the shares.

During the period, a total of 32.1 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 529.5 million. The share turnover was 44.62%.

At the close of the review period, the last trade in Amer Sports Corporation shares was completed at a price of EUR 16.41. The high for the year on the Helsinki Stock Exchange was EUR 17.50 and the low EUR 15.51. The average share price was EUR 16.48.

On March 31, 2007, the Company had a market capitalization of EUR 1,182.9 million (1,203.8).

386,880 shares were subscribed for with the 2002 warrants at the end of 2006. The increases in share capital due to the subscriptions were entered in the Trade Register as follows: EUR 1,433,520 on January 16, 2007 and EUR 114,000 on February 8, 2007. On March 31, 2007, the Company's registered share capital was EUR 288,338,016 and the total number of shares was 72,084,504.

On January 30, 2007, Franklin Resources Inc. announced that the total number of shares held by the funds and individual investors under its control represented 5.09% of Amer Sports Corporation's share capital and votes.

RESOLUTIONS OF THE ANNUAL GENERAL MEETING

As decided by the Annual General Meeting on March 8, 2007, a dividend of EUR 0.50 was paid per share. The dividend payout date was March 20, 2007.

In accordance with the proposal of the Boear of Directors' Nomination Committee, the AGM confirmed that the number of Board members shall be seven (7). Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo and Anssi Vanjoki were re-elected as members of the Board of Directors. Ms Pirjo Väliaho was appointed as a new Board member. The Board's term of service will run through the 2008 Annual General Meeting.

The annual remuneration paid to the members of the Board was approved as follows: Chairman EUR 80,000, Vice Chairman EUR 50,000 and other members EUR 40,000. 40% of the annual remuneration is being paid in the form of Company shares and 60% in cash. A member of the Board is not allowed to sell or transfer any of these shares to any third party during the term of their respective Board membership. However, this limitation is only valid for at most five years after the acquisition of the shares. The President of Amer Sports Corporation does not receive any additional remuneration in respect of his Board membership.

The Authorized Public Accountants PricewaterhouseCoopers Oy was elected to act as an auditor of the Company. The auditor in charge of the audit is Mr Jouko Malinen, Authorized Public Accountant. It was decided that the auditor's fee will be paid as invoiced.

In addition to the above resolutions, the AGM decided on amendments to the Articles of Association, share buyback, issuing new shares, conveying own shares and granting stock options. The full decisions of the AGM are presented in a stock exchange release published at 5:30 pm on March 8, 2007, and available from www.amersports.com.

COMPOSITION OF THE BOARD OF DIRECTORS

At its organization meeting immediately following the Annual General Meeting, the Board of Directors elected Anssi Vanjoki as Chairman and Ilkka Brotherus as

Vice Chairman. Anssi Vanjoki (Chairman of the Committee), Felix Björklund, Tuomo Lähdesmäki and Pirjo Väliaho were elected as members of the Compensation Committee. Ilkka Brotherus (Chairman of the Committee), Timo Maasilta and Felix Björklund were elected as members of the Nomination Committee. Tuomo Lähdesmäki (Chairman of the Committee), Ilkka Brotherus and Timo Maasilta were elected as members of the Audit Committee. Ms Kristiina Huttunen, Vice President, Legal Affairs, acts as secretary to the Amer Sports Corporation Board.

INCENTIVE PLAN FOR THE GROUP'S KEY EMPLOYEES

Amer Sports Corporation's Board of Directors decided to establish a new share-based incentive plan for the Group's key personnel. The Plan's reward will be paid in 2008, in part as Company shares and partially in cash. The cash payment will cover taxes and tax-related costs arising from the reward. Of the shares, 25% will be transferable as of April 2010, 25% as of April 2011, and 50% as of April 2012. The rewards to be paid based on this Plan will correspond to a maximum value of approximately 400,000 Amer Sports Corporation shares (including the cash payment).

PERSONNEL

The Group had 6,635 employees (6,845) at the end of the period and an average of 6,612 (6,794) during the period. At the end of the period, 2,680 of the employees worked in the Americas, 3,372 in EMEA and 583 in Asia Pacific.

BUSINESS SEGMENTS

SALOMON

EUR million	Q1/ 2007	Q1/ 2006	Change %	Change LC %	2006
Net sales					
Winter Sports Equipment	19.8	43.4	-54	-54	345.6
Apparel and Footwear	60.5	50.8	19	23	208.0
Mavic	30.2	29.1	4	6	107.8
Net sales, total	110.5	123.3	-10	-8	661.4
EBIT	-22.6	-22.4	-1		23.6

Salomon's Q1 net sales declined by 8% in local currency terms. The breakdown of net sales was as follows: Winter Sports Equipment, 18%, Apparel and Footwear, 55%, and Mavic, 27%. Of net sales, EMEA generated 71%, the Americas 22%, and Asia Pacific 7%. Sales in local currencies were up 6% in the Americas and down 10% in EMEA and 25% in Asia Pacific.

In the first quarter, Salomon's EBIT was on a par with the previous year even though sales declined. The impact of the sales decline was compensated for by the synergies that were achieved and higher efficiency in cost control. The development of apparel and footwear sales was strong. Mavic's sales grew in line with plans.

Business areas

Salomon's net sales of winter sports equipment declined by 54% in local currency terms when retailers downscaled inventory levels after the weak winter. The largest decline in net sales was seen in Europe, where the scarcity of snow impacted particularly on re-orders of cross-country skiing equipment. Sales for the 2007/2008 season appear to fall about 15-20% short of the previous season. Salomon has adjusted its production plans and inventory levels to match.

Net sales of apparel and footwear increased by 23% in local currencies. Solid footwear sales were driven by strong demand for Salomon's trail running shoe

collection. Sales of the spring/summer apparel collection were also robust. Pre-orders for apparel and footwear for the fall/winter of 2007/2008 have almost been completed. Judging from the amount of pre-orders, the solid trend in sales of apparel and footwear is expected to hold.

Bicycle component manufacturer Mavic's net sales increased by 6% in local currency terms. The market for bicycle components was stable in the first months of the year.

WILSON

EUR million	Q1/ 2007	Q1/ 2006	Change %	Change LC %	2006
Net sales					
Racquet Sports	65.1	65.8	-1	4	235.3
Team Sports	66.7	75.3	-11	-4	219.6
Golf	31.8	37.2	-15	-9	114.7
Net sales, total	163.6	178.3	-8	-2	569.6
EBIT	19.8	24.3	-19		54.6

Wilson's net sales declined by 2% in local currency terms. The breakdown of net sales was as follows: Team Sports 41%, Racquet Sports 40%, and Golf 19%. Of net sales, the Americas generated 67%, EMEA 21% and Asia Pacific 12%. Sales saw growth of 2% in EMEA in local currency terms and declined by 7% in Asia Pacific and by 2% in the Americas.

The decline in Team Sports net sales of cut into Wilson's Q1 EBIT. Meanwhile, investments in marketing and IT system upgrades increased costs in the first months of the year. Wilson is expected to keep growing profitably in 2007.

Business areas

Racquet Sports continued to develop well, and its net sales increased by 4% in local currencies. The product group that saw the greatest sales growth was tennis rackets. Deliveries of [K]Factor commenced. Launched in February, this major new tennis collection was very well received on the market.

Net sales of Team Sports declined 4% in local currencies, mainly due to the change in the scheduling of sales in the baseball category, which is the most important product group in the early months of the year. However, the outlook for sales in the latter part of the year is positive.

Golf sales progressed in line with plans, with business operations focusing on improving profitability. Net sales of the Golf declined 9% in local currencies. The new products - such as Di7 irons and Dx2 Soft balls - have been well received on the market. The profitability of the Golf business area will improve in 2007.

PRECOR

EUR million	Q1/ 2007	Q1/ 2006	Change %	Change LC %	2006
Net sales	73.8	72.9	1	9	275.6
EBIT	9.9	12.0	-18		34.8

The trend in Precor's net sales remained solid, up 9% in local currencies. Of net sales, the Americas generated 83%, EMEA 11% and Asia Pacific 6%. Sales in local currencies were up 13% in the Americas and 9% in Asia Pacific but declined by 11% in EMEA.

Precor's EBIT amounted to EUR 9.9 million. Costs were more front-loaded in the first few months. Precor's full-year outlook has not changed, but earnings will be spread more evenly over the current year than in 2006.

Precor's sales to fitness clubs and households continued to soar in North America. Precor's success was heavily driven by the high demand for the new Experience aerobic equipment. Products in this series feature personal Cardio Theater viewing screens.

In March, Precor launched a new breed of adaptive motion trainer for effective cardio workouts, the AMT, at the world's largest trade fair for fitness and health clubs, IHRSA. Deliveries of the trainer will be started up gradually in the United States. The AMT will go into wider distribution and enter the European market at the beginning of 2008.

Precor's growth in 2007 is forecast to once again outpace that of the market, with the company racking up market share gains especially in the fitness club segment.

ATOMIC

EUR million	Q1/ 2007	Q1/ 2006	Change %	Change LC %	2006
Net sales	12.5	23.7	-47	-46	204.8
EBIT	-13.3	-9.4	-41		16.6

The weather remained warm in Atomic's main market areas in Q1, significantly reducing the amount of re-orders.

Atomic's net sales declined by 46% in local currencies. EBIT was down 41%. Of net sales, EMEA generated 70%, the Americas 22% and Asia Pacific 8%. Sales in local currencies were up 44% in Asia Pacific and down 51% in EMEA and 44% in the Americas.

The latest market share statistics indicate that Atomic's product collections have gained market share, particularly in alpine boots, but also in alpine and cross-country skis in its main market areas in Europe.

Atomic has a wider product offer with its key accounts for the 2007/2008 season than it did in 2006/2007, but uncertainty in the market is expected to cause a 15-20% decline in sales compared to the previous year. During Q1, Atomic downscaled its operations to match by reducing personnel and lowering expenses.

Atomic's inventory levels are on par with the previous season and there are no old products in stock.

Atomic will launch many new products for the 2007/08 season, such as the Hawx alpine skiing boots, which won the 2007 European Ski Awards immediately after their unveiling.

SUUNTO

EUR million	Q1/ 2007	Q1/ 2006	Change %	Change LC %	2006
Net sales	21.4	19.2	11	16	81.3
EBIT	1.5	1.1	36		7.0

Suunto's net sales increased 16% in local currencies. Of net sales, EMEA generated 54%, the Americas 34%, and Asia Pacific 12%. Sales in local currencies increased by 24% in Asia Pacific, 16% in EMEA and 12% in the Americas.

Sales of wristop computers increased 43% during the review period. Sales received a particularly strong boost from the solid demand for the new T-line product series. Well-received on the market, the T-series has been widely recognized for its advanced functionalities and design.

Sales of Suunto's diving instruments decreased 5%. It is believed that sales will improve when full-scale deliveries of the new Cobra2 and Vyper2 dive computers begin. Diving instruments and wristop computers accounted for 70% (66%) of Suunto's net sales.

Suunto's EBIT was up 36% to EUR 1.5 million (1.1).

New launches are anticipated to generate growth in Suunto's net sales in 2007. Profitability is also expected to improve.

NEW LOGISTICS CENTER

Amer Sports brands used to have their own warehouses in the USA. Logistics for all brands is now being consolidated in to a centralized location in Nashville. The only exception is Precor, which has its own logistics center in Seattle. Wilson's and Suunto's distribution functions have already transferred to Nashville. Atomic will move there during the present year and Salomon during the first half of 2008. The Nashville logistics center will start operating at full scale in 2008. The logistics overhaul is geared towards ensuring more efficient infrastructure for sales and business and a higher level of customer service.

FUTURE OUTLOOK AND GUIDANCE

Most sports equipment product groups and markets experienced growth in 2006. After a good year, it seems that the growth in the sports equipment industry will level off in 2007. The outlook for winter sports is weakened by the warm early winter in key markets.

Amer Sports net sales are expected to decline slightly in 2007 but EBIT is estimated to reach the previous year's level. The weaker outlook is the result of high inventory levels in the winter sports industry. In addition, the poor snow conditions have created general caution for retail pre-orders regarding both timing and volume. Net sales of Amer Sports winter sports equipment in 2007 are expected to fall about 15-20% short of the previous year. Our other business segments are expected to develop positively. Cash flow from operating activities is forecasted to improve.

The Interim Report has been prepared in accordance with IAS 34 standard.

EUR million. Unaudited.

CONSOLIDATED RESULTS

	1-3/ 2007	1-3/ 2006	Change %	1-12/ 2006
NET SALES	381.8	417.4	-9	1,792.7
Cost of goods sold	-237.9	-263.6		-1,095.3
GROSS PROFIT	143.9	153.8	-6	697.4
License income	4.8	5.0		22.4
Other operating income	1.1	1.2		7.2
R&D expenses	-14.8	-14.8		-58.5
Selling and marketing expenses	-110.1	-109.8		-416.5
Administrative and other expenses	-32.7	-33.8		-131.8
EARNINGS BEFORE INTEREST AND TAXES	-7.8	1.6		120.2
% of net sales	-2.0	0.4		6.7
Financing income and expenses	-6.8	-4.9		-23.6
EARNINGS BEFORE TAXES	-14.6	-3.3		96.6
Taxes	3.6	1.0		-26.1
NET RESULT	-11.0	-2.3		70.5
Attributable to:				
Equity holders of the parent company	-11.0	-2.4		70.3
Minority interests	0.0	0.1		0.2
Earnings per share, EUR	-0.15	-0.03		0.98
Earnings per share, diluted, EUR	-0.15	-0.03		0.97
Adjusted average number of shares in issue, million	72.0	71.5		71.5
Adjusted average number of shares in issue, diluted, million	72.5	72.4		72.4
Equity per share, EUR	6.98	6.91		7.71
ROCE, % *)	11.1	7.7		12.0
ROE, %	-8.3	-1.8		12.9
Average rates used: EUR 1.00 = USD	1.31	1.20		1.26

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the result for the period.

NET SALES BY BUSINESS SEGMENTS

	1-3/ 2007	1-3/ 2006	Change %	1-12/ 2006
Salomon	110.5	123.3	-10	661.4
Wilson	163.6	178.3	-8	569.6
Precor	73.8	72.9	1	275.6
Atomic	12.5	23.7	-47	204.8
Suunto	21.4	19.2	11	81.3
Net sales, total	381.8	417.4	-9	1,792.7

EBIT BY BUSINESS SEGMENTS

	1-3/ 2007	1-3/ 2006	Change %	1-12/ 2006
Salomon	-22.6	-22.4	-1	23.6
Wilson	19.8	24.3	-19	54.6
Precor	9.9	12.0	-18	34.8
Atomic	-13.3	-9.4	-41	16.6
Suunto	1.5	1.1	36	7.0
Headquarters	-3.1	-4.0	23	-16.4
EBIT, total	-7.8	1.6		120.2

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-3/ 2007	1-3/ 2007	Change %	1-12/ 2006
Americas	207.2	220.4	-6	815.7
EMEA	140.8	157.8	-11	781.8
Asia Pacific	33.8	39.2	-14	195.2
Total	381.8	417.4	-9	1,792.7

CONSOLIDATED CASH FLOW STATEMENT

	1-3/ 2007	1-3/ 2006	1-12/ 2006
Cash flow from operating activities	141.3	197.9	45.5
Cash flow from investing activities	-7.1	-39.7	-71.9
Cash flow from financing activities			
Dividends paid	-36.0	-35.7	-35.9
Issue of shares	-	-	6.5
Change in net debt	-101.9	-125.0	54.1
Change in liquid funds .	-3.7	-2.5	-1.7
Liquid funds at 1 Jan	45.4	48.3	47.2
Liquid funds at 31 Mar/31 Dec	41.7	45.8	45.5

CONSOLIDATED BALANCE SHEET

Assets	31 Mar 2007	31 Mar 2006	31 Dec 2006
Goodwill	287.6	306.5	290.3
Other intangible non-current assets	210.1	216.0	209.9
Tangible non-current assets	117.3	109.1	118.8
Other non-current assets	51.9	70.3	55.5
Inventories and work in progress	315.7	302.1	290.4
Receivables	453.6	409.6	647.1
Cash and cash equivalents	41.7	45.8	45.5
Assets	1,477.9	1,459.4	1,657.5
Shareholders' equity and liabilities			
Shareholders' equity	506.9	497.5	556.1
Long-term interest-bearing liabilities	250.1	256.4	243.9
Other long-term liabilities	21.7	24.1	18.7
Current interest-bearing liabilities	275.1	229.1	387.0
Other current liabilities	363.2	353.8	382.4
Provisions	60.9	98.5	69.4
Shareholders' equity and liabilities	1,477.9	1,459.4	1,657.5
Equity ratio, %	34.3	34.1	33.6
Gearing, %	95	88	105
EUR 1.00 = USD	1.33	1.21	1.32

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interests	Total shareholders' equity
Balance at 1 Jan 2006	285.9	1.3	-14.2	-0.6	260.4	532.8	3.4	536.2
Translation differences			-7.6			-7.6		-7.6
Cash flow hedges				6.7		6.7		6.7
Net income recognized directly in equity			-7.6	6.7		-0.9		-0.9
Net result					-2.4	-2.4	0.1	-2.3
Other change in minority interests						0.0	-0.2	-0.2
Total recognized income and expense for the period			-7.6	6.7	-2.4	-3.3	-0.1	-3.4
Dividend distribution					-35.7	-35.7		-35.7
Warrants					0.4	0.4		0.4
Warrants exercised						0.0		0.0
					-35.3	-35.3		-35.3

Balance at 31 Mar 2006	285.9	1.3	-21.8	6.1	222.7	494.2	3.3	497.5
Balance at 1 Jan 2007	286.8	6.9	-41.5	4.2	296.1	552.5	3.6	556.1
Translation differences			-3.3			-3.3		-3.3
Cash flow hedges				1.1		1.1		1.1
Net income recognized directly in equity			-3.3	1.1		-2.2		-2.2
Net result					-11.0	-11.0		-11.0
Total recognized income and expense for the period			-3.3	1.1	-11.0	-13.2		-13.2
Dividend distribution					-36.0	-36.0		-36.0
Warrants						0.0		0.0
Warrants exercised	1.5	-1.5				0.0		0.0
	1.5	-1.5			-36.0	-36.0		-36.0
Balance at 31 Mar 2007	288.3	5.4	-44.8	5.3	249.1	503.3	3.6	506.9

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Mar 2007	31 Mar 2006	31 Dec 2006
Charges on assets			
Mortgages pledged	3.5	4.6	3.5
Guarantees	4.6	3.2	4.3
Liabilities for leasing and rental agreements	110.5	59.3	103.0
Other liabilities	44.8	56.0	50.9

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Mar 2007	31 Mar 2006	31 Dec 2006
Nominal value			
Foreign exchange forward contracts	351.3	337.0	341.3
Forward rate agreements	200.0	200.0	275.9
Interest rate swaps	225.1	273.9	225.9
Fair value			
Foreign exchange forward contracts	2.8	1.6	4.3
Forward rate agreements	0.2	0.2	0.2
Interest rate swaps	5.6	5.2	5.7

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005*)	Q2 2005*)
NET SALES								
Salomon	110.5	282.1	179.6	76.4	123.3	255.2	189.4	71.7
Wilson	163.6	111.5	120.3	159.5	178.3	119.7	126.1	152.3
Precor	73.8	83.0	60.4	59.3	72.9	80.7	57.9	54.5
Atomic	12.5	82.2	93.3	5.6	23.7	85.9	93.8	7.8
Suunto	21.4	22.8	18.3	21.0	19.2	17.0	16.4	18.6
Net sales, total	381.8	581.6	471.9	321.8	417.4	558.5	483.6	304.9

	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q4 2005*)	Q3 2005*)	Q2 2005*)
EBIT								
Salomon	-22.6	40.3	23.6	-17.9	-22.4	37.9	28.0	-23.3
Wilson	19.8	5.2	7.9	17.2	24.3	2.9	6.9	16.2
Precor	9.9	12.7	6.0	4.1	12.0	13.6	7.1	4.6
Atomic	-13.3	14.8	23.4	-12.2	-9.4	19.0	23.7	-12.1
Suunto	1.5	1.2	1.0	3.7	1.1	-0.7	0.9	1.5
Headquarters	-3.1	-4.5	-4.0	-3.9	-4.0	-4.9	-3.1	1.9
EBIT, total	-7.8	69.7	57.9	-9.0	1.6	67.8	63.5	-11.2

*) Pro forma

All forecasts and estimates presented in this report are based on management's current judgment of the economic environment and the actual results may be significantly different.

Amer Sports' Interim Report for January 1 - June 30, 2007 will be released on August 9, 2007.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

END